                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                          Valassis Communications, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    918866104
                          ----------------------------

                                 (CUSIP Number)

Check the following box if a fee is being paid with this state ment. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  918866104

--------------------------------------------------------------------------------
1.      Names of Reporting Persons / S.S. or I.R.S. Identification
        Nos. of Above Persons   Kerry F.B. Packer

--------------------------------------------------------------------------------
2.      Check the Appropriate Row if a Member of a Group

        (a)
        ----------------------------------------
        (b)  X
        ----------------------------------------
--------------------------------------------------------------------------------
3.      S.E.C. Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization  Australia

--------------------------------------------------------------------------------
   Number                    (5) Sole Voting Power         0
 of Shares                                                 ---------------------
 Beneficially                ---------------------------------------------------
   Owned by                  (6) Shared Voting Powe        0
Each Reporting                                             ---------------------
   Person                    ---------------------------------------------------
    With                     (7) Sole Dispositive Power    0
                                                           ---------------------
                             ---------------------------------------------------
                             (8) Shared Dispositive Power  0
                                                           ---------------------
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by
        Each Reporting Person   0

--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares

--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)  0
                                                          ----------------------
--------------------------------------------------------------------------------
12.     Type of Reporting Person  IN
                                  ----------------------------------------------
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               Valassis Communications, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               19975 Victor Parkway
               Livonia, Michigan  48152

Item 2(a)      Name of Person Filing:

               This statement is being filed by Kerry F.B. Packer, the indirect beneficial owner of 0 shares of common stock, $.01 par value, of Valassis Communications, Inc. Prior to a repurchase by the Issuer of 1,026,200 of its shares of common stock on June 11, 1997 and the sale of 20,173,800 shares of common stock of the Issuer through a secondary offering on July 8, 1997, 21,200,000 shares of the Issuer were held directly by Conpress International (Netherlands Antilles) N.V., which is 100% indirectly owned by Consolidated Press International Limited, which in turn is 100% owned (54.3% directly and 45.7% indirectly) by Consolidated Press Holdings Limited ("CPH"). CPH is 100% owned (52.35% directly and 47.65% indirectly) by Cairnton Holdings Pty Ltd, of which Consolidated Press International Holdings Limited ("CPIHL") owns 99.2%. Mr. Packer is the indirect beneficial owner of CPIHL.

Item 2(b)      Address of Principal Business Office:

               54 - 58 Park Street
               Sydney, NSW, Australia  2000

Item 2(c)      Citizenship:

               Australia

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e)      CUSIP Number:

               918866104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) ( ) Broker or Dealer registered under Section 15 of the Act

               (b) ( )       Bank as defined in Section 3(a)(6) of the Act

               (c) ( )       Insurance Company as defined in Section
                             3(a)(19) of the Act

               (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

               (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

               (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 'SS' 240.13d-1(b)(1)(ii)(F)

               (g) ( ) Parent Holding Company, in accordance with 'SS' 240.13d-1(b)(ii)(G)

               (h) ( )       Group, in accordance with
                             'SS' 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)    Amount Beneficially Owned:  Not Applicable

               (b)    Percent of Class:  Not Applicable

               (c)    Number of shares as to which such person has:

                      (i)    sole power to vote or to direct the vote:

                             Not Applicable

                     (ii)    shared power to vote or to direct the vote:
                             Not Applicable

                    (iii) sole power to dispose or to direct the disposition of: Not Applicable

                     (iv) shared power to dispose or to direct the dis position of: Not Applicable

Item 5.        Ownership of Five Percent or Less of a Class

               If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the
               Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable

                                          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 28, 1997

                             Signature: /s/ Kerry F.B. Packer
                                        ----------------------------------------
                                            Kerry F.B. Packer




                         STATEMENT OF DIFFERENCES

The section symbol shall be expressed as........................'SS'